Exhibit 99.(a)(1)(X)

Synopsys Closes Tender Offer For Stock Options Impacted by Section 409A

May 4, 2007 — On March 23, Synopsys launched a tender offer intended to remedy adverse U.S. tax consequences for a number of our stock options held by our employees and considered to be discounted for tax purposes. This tender offer closed yesterday for all employees who were eligible to participate, and no further elections will be allowed.

For employees who participated, the exercise price of a portion of their impacted stock options will now be increased in order to eliminate the discount. The amount of the increase was shown on the Mellon website and also in the tender offer materials available on the Mellon site and filed with the SEC.

We are now beginning the process of amending the affected options of employees who participated in the offer in our stock database. Because of the complexity involved in making these changes, this process may take up to 20 business days to complete.

During this period, affected employees will have to wait to exercise any portion of the options that they have elected to amend. However, this will not affect their ability to exercise other non-affected options—options that were not considered discounted and therefore not covered by the tender offer—or their ability to sell shares issued under the Employee Stock Purchase Plan.

The Shareholder Services group will be notifying affected employees via email once this administrative process is complete and the amended options are available for sale on E*Trade.